August 1, 2012

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	W. John Cash,
Branch Chief

Re:	Alcoa Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 16, 2012 File No. 1-03610

Dear Mr. Cash:

This letter is a request for additional time to respond to the comment letter dated June 18, 2012 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) relating to Alcoa Inc.’s Form 10-K for the fiscal year ended December 31, 2011, filed on February 16, 2012. This request is made principally due to the follow-up research and internal discussions of the non-financial mining disclosures being undertaken in light of the conference call my colleagues had with the Staff on July 18, 2012. The employees who are preparing the response are the same as those who were actively engaged in the filing of Alcoa’s 2Q 2012 Form 10-Q, which was completed on July 26, 2012. We intend to submit our response to the Comment Letter to you on or before August 14, 2012.

If you have any questions with respect to the foregoing, please contact me at (412) 553-2169 or Robert Collins, Assistant Controller, at (412) 553-1772.

Sincerely,

/s/ Graeme W. Bottger
Graeme W. Bottger
Vice President and
Controller